                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.1)1

                         AMBASSADORS INTERNATIONAL, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   023178 10 6
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 25, 2002
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 023178 10 6                   13D                Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC - 59-3755675
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                          (b)|_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                504,150 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                666,200 shares
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                666,200 shares
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.75%
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     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 023178 10 6                   13D                Page 3 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Matthew L. Feshbach
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                          (b)|_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                504,150 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                666,200 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     666,200 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.75%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 023178 10 6                   13D                Page 4 of 6 Pages
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            The following  constitutes  Amendment  No. 1 ("Amendment  No. 1") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            As of the date of this Schedule  13D, each of the Reporting  Persons may be deemed to beneficially  own 666,200 shares of Common Stock. The shares of
Common  Stock  are  either  held in the  name of a  private  investment  limited partnership,  of which MLFI is the general partner, or in the name of an account managed by such private  investment  limited  partnership.  Mr.  Feshbach is the managing  member of MLFI. The funds used to purchase such shares of Common Stock came from the respective funds of the private investment limited partnership and the  managed  account.  Such  shares of Common  Stock were  accumulated  through purchases made on the open market  between March 20, 2002 and September  25,2002 at an aggregate  cost of  approximately  $5,954,985.50.  No part of the funds or other consideration used to purchase such shares of Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares of Common Stock.

            Items  5(a),  (b) and (c) are  amended in their  entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

            (a) As of the  date  of this  Schedule  13D,  each of the  Reporting
Persons  may be deemed to be the  beneficial  owner of 666,200  shares of Common
Stock, constituting 6.75% of the 9,876,093 shares of Common Stock outstanding as of July 31, 2002 (as reported in the Company's report for the quarter ended June
30, on Form 10-Q).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct  the vote of  504,150  shares of Common  Stock,  or 5.1% of the shares of
Common Stock  outstanding.  Each of the  Reporting  Persons  shares the power to dispose of or to direct the  disposition of 666,200  shares of Common Stock,  or
6.75% of the shares of Common Stock outstanding.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

            Item 6 is amended in its entirety to read as follows:

            Item 6. Contracts,  Arrangements,  Understandings  or  Relationships
            with Respect to Securities of the Issuer.

            MLF Partners,  L.P., a Delaware limited partnership of which MLFI is the general partner,  entered into a management agreement with the record holder of 162,050 shares of Common Stock  reported  herein.  The  management  agreement provides that MLF Partners, L.P. has the right to make investment decisions with respect to such shares,  including,  but not limited to, their disposition,  but does not provide MLF Partners, L.P. the right such shares.

             [The remainder of this page was purposely left blank.]

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CUSIP No. 023178 10 6                   13D                Page 5 of 6 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2002

                                         MLF Investments, LLC

                                         By: /s/Matthew L. Feshbach
                                             -----------------------------------
                                             Name: Matthew L. Feshbach
                                             Title: Managing Member

                                         /s/Matthew L. Feshbach
                                         ---------------------------------------
                                         Matthew L. Feshbach

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CUSIP No. 023178 10 6                   13D                Page 6 of 6 Pages
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                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A.          Transactions by the Private Investment Limited Partnership

         Shares of Common Stock
            Purchase/(Sold)               Price Per Share ($)       Date of Purchase/(Sale)
            ---------------               -------------------       -----------------------

                 5,900                          8.0839                    09/20/02
                 3,500                          8.1750                    09/13/02
                20,000                          8.3300                    09/11/02
                   300                          9.0000                    08/15/02
                 5,000                          9.0000                    08/14/02
                 1,600                          9.0000                    08/14/02
                 4,700                          9.0000                    08/14/02
                 5,000                          9.0000                    08/14/02
                 1,300                          9.0900                    07/31/02
                 2,200                          9.0000                    07/31/02
                   100                          8.9900                    07/31/02
                 6,300                          8.9000                    07/31/02
                 1,500                          8.8300                    07/31/02

B.          Transactions by the Managed Account

         Shares of Common Stock
            Purchase/(Sold)               Price Per Share ($)       Date of Purchase/(Sale)
            ---------------               -------------------       -----------------------

                 7,500                          8.0479                    09/25/02
                 2,500                          8.0000                    09/24/02
                 1,900                          8.0500                    09/19/02
                 1,500                          8.1750                    09/13/02
                10,000                          8.1770                    09/12/02
                 2,500                          9.1000                    07/05/02
                 5,000                          9.0000                    07/03/02
                10,000                          9.4700                    06/21/02
                 1,500                          9.2500                    06/20/02
                 1,500                          8.2500                    06/19/02